UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nymox Pharmaceutical Corporation

File No. 001-12033 - CF#26514

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Nymox Pharmaceutical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 15, 2011, as amended on June 3, 2011.

Based on representations by Nymox Pharmaceutical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4(t)   through March 15, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel